January 4, 2017

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

 Re:     Genesis Healthcare, Inc.

Form 8-K

Filed August 4, 2016

File No. 1-33459

Dear Mr. Pacho:

As a follow-up to the conversation we had yesterday with Christie Wong, this letter will confirm that Genesis Healthcare, Inc. has requested and received an extension until January 24, 2017 to respond to the comment letter that we received regarding the above-referenced filed document. If you have any questions or comments, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas DiVittorio
Thomas DiVittorio
Chief Financial Officer
Genesis Healthcare, Inc.

cc:	Stephen Young
Michael Sherman
Michael Berg
Genesis Healthcare, Inc.